Exhibit 20.1


September 11, 2007



Dear Shareholder:

As a member of the First Ipswich Bancorp and The First National Bank of Ipswich family, we want you to be among the first to receive word of our proposed stock reclassification. We are grateful for your continued support. We continue to be committed to communicating news to you, our shareholders, as soon as is possible.

The transaction will allow us to be relieved of our reporting obligations with the Securities and Exchange Commission and thereby achieve significant cost savings. The proposed stock reclassification will return the company to a privately-held status. More detailed information is provided in the enclosed press release.

Again, thank you for your support. Please feel free to contact me for general questions or Frances Neville, Shareholder Relations, at (978) 356-8120 or via email: fneville@fnbi.com, should you have any specific questions regarding your shareholder account.


Best regards,


/s/ Russell G. Cole

Russell G. Cole
President & CEO
First Ipswich Bancorp
The First National Bank of Ipswich


                           31 Market Street, Ipswich, MA 01938
                                978-356-3700 www.fnbi.com